

May 14, 2010

Via U.S. Mail and Fax (713)789-1430

Mr. Brian C. Voegele
Chief Financial Officer
Pride International, Inc.
5847 San Felipe, Suite 3300
Houston, TX 77057

> **Re:** **Pride International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 19, 2010**
> **File No. 1-13289**

Dear Mr. Voegele:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

1. In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that any of your rigs is involved in an explosion or similar event. For example, and without limitation, please address the following:

- Clarify your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, such disclosure should address your insurance coverage with respect to any liability related to any resulting negative environmental effects. In addition, please clarify the "control-of-well events" covered under your marine package policy referenced at page 7, and provide further clarification regarding your statement at page 17 that pollution and environmental risks are not fully insurable. Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims.

- Clarify your related indemnification obligations and those of your customers. For example, disclose the "specified monetary limits" referenced at page 17 with respect to your obligations to indemnify customers in connection with legal and financial consequences of spills of industrial waste or other liquids. In addition, clarify your disclosure at page 17 regarding the types of claims that could be asserted by you or your employees for which you customarily provide contract indemnity to your clients. Please provide us with an illustrative example of such claims.

Such disclosure should be set forth in the "Business" section of your annual report and in the "Risk Factors" section, as applicable. Please provide a sample of your proposed disclosure for our review.

2. We note your disclosure at page 14 of your quarterly report on Form 10-Q for the quarter ended March 31, 2010 regarding the former Amethyst joint venture litigation. Please advise us why you have not provided any related disclosure in your annual report on Form 10-K for the year ended December 31, 2009, including with respect to legal proceedings or risk factor disclosure.

Note 1. Summary of Significant Accounting Policies

Stock-based Compensation, page 61

3. We note your change in methodology for estimating expected volatility from implied volatility calculated based on actively traded options on your common stock to a combination of historical volatility and peer group historical volatility. Tell us in greater detail why this change in methodology is preferable to using an implied methodology. Specifically, tell us why it is appropriate to use peer group volatility when you have several years of company specific historical or implied

volatility information available. Tell us how you considered the specific relevant provisions of ASC Topic 718 and SAB Topic 14.D1 in your decision to change your volatility methodology. Tell us the fiscal quarter when you made the change, how it was determined that a change should be made at that time, and how the change impacted each quarter of 2009. Also tell us how you considered your need to obtain a preferability letter from your accounting firm pursuant to ASC Topic 250-10-45-12, S-X 10-01 and SAB Topic 6G.2.b.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact John Lucas at (202) 551-5798, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director